Exhibit 99.1

MATERIAL CHANGE REPORT

Regulation 51-102 Respecting Continuous Disclosure Obligations

Form 51-102F3

ITEM 1 – NAME AND ADDRESS OF COMPANY

THERATECHNOLOGIES INC.

2310 Alfred-Nobel Boulevard

Montreal, Québec

Canada H4S 2B4

ITEM 2 – DATE OF MATERIAL CHANGE

February 14, 2014

ITEM 3 – NEWS RELEASE

A news release describing this material change was issued on February 14, 2014 on “Marketwire”. A copy of the news release is available on the SEDAR website at www.sedar.com.

ITEM 4 – SUMMARY OF MATERIAL CHANGE

On February 14, 2014, Theratechnologies Inc. (the “Corporation”) announced that it expected current inventory of EGRIFTA® (tesamorelin for injection) to be depleted in the coming weeks due to a combination of manufacturing delays and issues observed during the production of new batches of EGRIFTA®. The depletion of the inventory will result in a shortage of EGRIFTA® and an eventual stock-out.

The Corporation also announced that it made the decision to temporarily cease the manufacture of EGRIFTA®.

ITEM 5 – FULL DESCRIPTION OF MATERIAL CHANGE

5.1 Full description of material change

On February 14, 2014, the Corporation announced that it expected current inventory of EGRIFTA® (tesamorelin for injection) to be depleted in the coming weeks due to a combination of manufacturing delays and issues observed during the production of new batches of EGRIFTA®. The depletion of the inventory will result in a shortage of EGRIFTA® and an eventual stock-out. EMD Serono, Inc. has notified the United States Food and Drug Administration about this product shortage.

The Corporation also announced that it made the decision to temporarily cease the manufacture of EGRIFTA® and was unable to determine a timeline to resume the manufacture and delivery of EGRIFTA®. The Corporation is currently investigating the causes of the issues observed. The Corporation will update the market when new information is available.

The transaction with EMD Serono, Inc. previously announced on December 13, 2013 relating to the Corporation regaining all rights to EGRIFTA® in the United States is still expected to close during the Corporation’s second quarter of its current fiscal year despite the decision made by the Corporation to temporarily halt the manufacture of EGRIFTA®.

5.2 Disclosure for restructuring transactions

Not applicable.

ITEM 6 – RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7 – OMITTED INFORMATION

Not applicable.

ITEM 8 – EXECUTIVE OFFICER

For further information, contact Jocelyn Lafond, Vice President, Legal Affairs, and Corporate Secretary of the Corporation at (514) 336-4804, ext. 288.

ITEM 9 – DATE OF REPORT

February 24, 2014.